UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (Amendment No. 3)*


                          Pro Tech Communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    742944101
                                 (CUSIP Number)

                                 Carole Salkind
               c/o Sills, Cummis, Radin, Tischman, Epstein & Gross
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.  742944101

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Carole Salkind
-----------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)   /  /
                                                        (b)   /  /
------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       PF
------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                         /  /
------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------------------------------------------------------
  NUMBER OF                      7.     SOLE VOTING POWER
    SHARES                                   -0- (a)
  BENEFICIALLY                   8.     SHARED VOTING POWER
    OWNED BY                                 -0-
     EACH                        9.     SOLE DISPOSITIVE POWER
  REPORTING                                  -0- (a)
  PERSON WITH                   10.     SHARED DISPOSITIVE POWER
                                             -0-
------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0- (a)
------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                /  /
------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       -0-%
------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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Footnote
--------


(a) Carole Salkind (the "Reporting Person") is the holder of secured convertible notes of NCT Group, Inc. ("NCT"). NCT holds 100% of the outstanding common stock of NCT Hearing Products, Inc. ("NCT Hearing"), which, in turn, holds 81.6% of the issued and outstanding shares of common stock, par value $0.001 per share, of Pro Tech Communications, Inc. ("Pro Tech" or the "Issuer") as of the date of this report. Prior to July 12, 2002, the Reporting Person had the right to acquire shares of Pro Tech common stock upon exchange of the principal and interest (the "Exchange Shares") due under the following NCT notes (collectively, the "Notes"):


   Issue Date                                                        Exchange
                                                                      Price
                      Due Date               Principal

   9/28/01            9/28/02              $  2,535,469             $  0.14

  12/20/01           12/20/02                 2,014,270                0.06

   1/11/02            1/11/03                 2,231,265                0.06

   1/25/02            1/25/03                   650,000                0.06

   2/27/02            2/27/03                   827,412                0.06

    3/1/02             3/1/03                   350,000                0.06

    5/2/02            11/2/02                 1,275,483                0.03

    5/2/02             5/2/03                 1,425,000                0.03

                                           $ 11,308,899


In addition, on February 13, 2001, a five-year warrant that granted the Reporting Person the right to acquire NCT common stock also granted the Reporting Person, at her election, the right to acquire 8,333,333 shares of Pro Tech's common stock ($500,000 worth at an amended exercise price of $0.06 per share, a price that was amended from $0.44 per share on December 20, 2001) (the "2001 Warrant").

On July 12, 2002, NCT, Pro Tech and the Reporting Person entered into an agreement (the "July Waiver Agreement") under which the Reporting Person irrevocably waived all of her Pro Tech exchange rights under the NCT convertible notes, in consideration of the delivery by NCT to the Reporting Person of a five-year warrant granting the right to acquire 20,000,000 shares of common stock of NCT at an exercise price of $0.075 per share.

On September 30, 2002, NCT, Pro Tech and the Reporting Person entered into an agreement (the "September Waiver Agreement") under which the Reporting Person irrevocably waived all of her rights under the 2001 Warrant to exercise such warrant for shares of Pro Tech, in consideration of the delivery by NCT to the Reporting Person of a five-year warrant granting the right to acquire 10,000,000 shares of common stock of NCT at an exercise price of $0.070 per share. (Note:
In Amendment No. 2 of the Reporting Person's statement on Schedule 13D filed on or about July 12, 2002, the Reporting Person erroneously reported that in the July Waiver Agreement, the Reporting Person waived her Pro Tech exchange rights not only under the NCT convertible notes, but under the 2001 Warrant as well. In fact, the waiver of the Reporting Person's Pro Tech exchange rights under the 2001 Warrant did not occur until the September Waiver Agreement.)


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Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.001 per share, of the following issuer:

     Pro Tech Communications, Inc.
     4492 Okeechobee Road
     Fort Pierce, FL  34947.

     Pro Tech is a Florida corporation.

Item 2. Identity and Background.

     (a)  Name of person filing this statement:

     The name of the person filing this report is Carole Salkind.

     (b)  Business address:

          c/o Sills, Cummis, Radin, Tischman, Epstein & Gross
          One Riverfront Plaza
          Newark, New Jersey  07102.

     (c)  Present principal occupation:

     Secretary to firm partner, Clive Cummis, of the firm named in (b) above which is engaged in the private practice of law at the address set forth in
     (b) above. Such law firm is unaffiliated with Pro Tech and has not performed legal services for Pro Tech during the past twelve months.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship:

          United States of America.

     Item 3. Source and Amount of Funds or Other Consideration.


     The Reporting Person acquired the right to acquire the Exchange Shares and acquired the right to acquire the shares upon exercise of the 2001 Warrant in private placements under Section 4(2) of the Securities Act of 1933, as amended. In each of these transactions the




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




     Reporting  Person  paid cash from  personal  funds.  Under the July  Waiver
     Agreement and the September Waiver Agreement, the Reporting Person irrevocably waived all of her Pro Tech exchange rights in consideration of the delivery by NCT to the Reporting Person of two five-year warrants granting the right to acquire an aggregate of 30,000,000 shares of common stock of NCT, 20,000,000 of such shares at an exercise price of $0.075 per share and 10,000,000 of such shares at an exercise price of $0.070 per share.


Item 4. Purpose of Transaction.

     The purpose of the transaction was for investment only with no view to acquire or otherwise exercise control of or over Pro Tech. As of the date of this Schedule 13D, the Reporting Person has made no determination to acquire additional securities of Pro Tech.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owns no shares of Pro Tech common stock.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e) On September 30, 2002, the Reporting Person ceased to be the beneficial owner of more than five percent of Pro Tech's common stock.


Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

     None.

Item 7. Material to Be Filed as Exhibits.

     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 30, 2002



                                               /s/   Carole Salkind
                                               ---------------------------------
                                               Name: Carole Salkind



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